Exhibit (a)(1)(D)

Form of Confirmation to Eligible Employees

PMV Pharmaceuticals, Inc. (“PMV”) has received your election via PMV’s Offer website by which you elected to accept or reject PMV’s offer to exchange certain outstanding stock options for new stock options (the “Offer”) with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the Offer.

Your election has been recorded as follows:

Name:

Employee ID:

Date and Time:

Eligible Option Grant						New Option Grant
Grant Date	Per Share Exercise Price	Type of Eligible Option Grant	Shares Underlying Eligible Option Grant	Vested Shares Underlying Eligible Option Grant[1]	Unvested Shares Underlying Eligible Option Grant[1]	Shares Underlying New Option Grant	Type of Option[2]	Shares Underlying New Option Grant Subject to Vesting Schedule A3	Shares Underlying New Option Grant Subject to Vesting Schedule B4	Election

1

These columns display the number of vested and unvested shares of our common stock subject to the eligible option grant as of August 13, 2024 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through August 13, 2024).

2

For U.S. federal income tax purposes, all new options will retain the same tax status as the corresponding eligible option cancelled in the Offer to the maximum extent permitted by law. In other words, incentive stock options will be exchanged for incentive stock options, and nonstatutory stock options will be exchanged for nonstatutory stock options, subject to applicable law.

3

Vesting Schedule A: These shares underlying the new option grant will be scheduled to vest as to one-third of the underlying shares on the one-year anniversary of the new option grant date, and as to 1/36th of the underlying shares monthly thereafter on the same day of the month as the new option grant date (and if there is no corresponding day, on the last day of the month) over an additional period of two years, in each case subject to your continued service with us through the applicable vesting date.

4

Vesting Schedule B: These shares underlying the new option grant will be scheduled to vest as to one-fourth of the underlying shares on the one-year anniversary of the new option grant date, and as to 1/48th of the underlying shares monthly thereafter on the same day of the month as the new option grant date (and if there is no corresponding day, on the last day of the month) over an additional period of three years, in each case subject to your continued service with us through the applicable vesting date.

Please refer to the Offer documents, including Section 9 of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, for additional vesting terms that may apply to new option grants.

If you change your mind regarding your election, you may change your election to accept or reject the Offer with respect to some or all of your eligible option grants by submitting a new election. The new election must be delivered via PMV’s Offer website at www.myoptionexchange.com, no later than the expiration date, currently expected to be 11:59 p.m., Eastern Time, on August 13, 2024.

Only elections that are actually received by PMV via the Offer website at www.myoptionexchange.com on or before the expiration date will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to Robert Ticktin, our General Counsel, by email at optionexchange@pmvpharma.com or by phone at (609) 642-6670.

Please note that our receipt of your election is not by itself an acceptance of your options for exchange. For purposes of the Offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect will be August 13, 2024.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from David H. Mack, Ph.D., our President and Chief Executive Officer, dated July 16, 2024, announcing the Offer; and (3) the election terms attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on PMV’s Offer website at www.myoptionexchange.com, or by contacting Robert Ticktin, our General Counsel, by email at optionexchange@pmvpharma.com or by phone at (609) 642-6670.